Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.


06019370

Monday 11 December 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

12/19

ANTISOMA

Antisoma advancing AS1411 into phase II in acute myelogenous leukaemia; positive supporting data presented at ASH

London, UK, and Orlando, FL, 11 December 2006 – Antisoma today announces that it is advancing AS1411 into a phase II trial in acute myelogenous leukaemia (AML). AS1411 will be tested in combination with cytarabine (Ara-C), an established treatment for AML. The trial is expected to include older patients being treated for the first time and patients of any age who have suffered a relapse after initial treatment. Antisoma plans to start the study in 2007. It will run in parallel with a separate phase II trial of AS1411 in renal cancer.

Positive data supporting the development of AS1411 in AML were presented yesterday at the American Society of Hematology (ASH) meeting in Orlando, Florida. The presentation included work by Antisoma scientists and by a team from the Medical University of South Carolina in Charleston, SC, who worked with cells from leukaemia patients.

Key themes covered in the presentation were:

Potential to target AML with AS1411 – Killing of cancer cells by AS1411 is dependent on those cells expressing the drug's target, nucleolin, on the cell surface. AML blast cells from cancer patients were shown to express high levels of nucleolin and 100% of cells in each of three AML cell lines expressed the protein on their surface. This suggests that AML cells will be targeted by AS1411 following intravenous dosing.

Potential for AS1411 efficacy in AML – AML blast cells from patient blood and bone marrow samples were efficiently killed by AS1411. Killing was also seen in a variety of AML cell lines. Initial findings suggest a sensitivity of AML cells similar to or better than that seen in a renal cancer cell line, which is encouraging given the responses seen in renal cancer patients in AS1411 trials.

Safety margin for AS1411 treatment in AML – Normal B cells (white blood cells) from volunteers were tested for sensitivity to AS1411. Concentrations substantially higher than those lethal to AML blasts and cell lines were not toxic to these normal cells. This is consistent with the remarkable scarcity of side effects seen with AS1411 in the clinic.

Potential to combine AS1411 with current AML treatments – AS1411 showed synergistic killing of an AML cell line when combined with cytarabine (Ara-C), one of the established treatments for AML. This finding will be applied directly in the forthcoming clinical trial, where AS1411 will be used in combination with cytarabine.

Dr Daniel Fernandes, Antisoma's lead collaborator at the Medical University of South Carolina, said: "The findings with AS1411 in AML patient cells are really promising, and it will be very interesting to see the results from the AML clinical trial."

Glyn Edwards, Antisoma's CEO, said: "AS1411 is a novel drug with potential against a wide variety of cancers. Our phase II plans in AML reflect our broadening of the



development programme as we build on the excellent safety profile and exciting signs of activity seen in phase I."

The poster presented at the ASH meeting is available on Antisoma's website at www.antisorna.com

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Notes for Editors:

AS1411

Aptamers are short pieces of DNA or RNA that can fold into stable, three-dimensional structures capable of interacting with particular target proteins. AS1411 is the first aptamer to be tested as a treatment for cancer. It binds to the protein nucleolin, which is found on the surface of cancer cells. It is then internalised and has been shown to kill cells from a variety of cancer cell lines as well as cancer cells from AML patients. The drug has also shown anti-cancer effects in animal models and promising signs of anti-cancer activity in the clinic in renal cancer (2 responses and 7 cases of stable disease of 2 months or more among 12 patients with advanced renal cancer). AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005.

About acute myelogenous leukaemia (AML)

AML is the most common form of acute leukaemia in adults. According to the American Cancer Society, almost 12,000 patients will be diagnosed with AML this year in the USA alone, representing around a third of all leukaemia cases. Prognosis varies but prospects for long-term survival are poor for the majority of AML patients.

AML begins with abnormalities in the bone marrow blast cells that develop to form granulocytes, the white blood cells that contain small particles, or granules. The AML blasts do not mature, and they become too numerous in the blood and bone marrow. As the cells build up, they hamper the body's ability to fight infection and prevent bleeding.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer



research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.

